Exhibit 99.1

Pfizer and BioNTech Announce Vaccine Candidate Against COVID-19 Achieved Success in First Interim Analysis from Phase 3 Study

•	Vaccine candidate was found to be more than 90% effective in preventing COVID-19 in participants without evidence of prior SARS-CoV-2 infection in the first interim efficacy analysis
•	Analysis evaluated 94 confirmed cases of COVID-19 in trial participants
•	Study enrolled 43,538 participants, with 42% having diverse backgrounds, and no serious safety concerns have been observed; safety and additional efficacy data continue to be collected
•

Submission for Emergency Use Authorization (EUA) to the U.S. Food and Drug Administration (FDA) planned soon after the required safety milestone is achieved, which is currently expected to occur in the third week of November

•	Clinical trial to continue through to final analysis at 164 confirmed cases in order to collect further data and characterize the vaccine candidate’s performance against other study endpoints

NEW YORK and MAINZ, GERMANY, November 9, 2020 — Pfizer Inc. (NYSE: PFE) and BioNTech SE (Nasdaq: BNTX) today announced their mRNA-based vaccine candidate, BNT162b2, against SARS-CoV-2 has demonstrated evidence of efficacy against COVID-19 in participants without prior evidence of SARS-CoV-2 infection, based on the first interim efficacy analysis conducted on November 8, 2020 by an external, independent Data Monitoring Committee (DMC) from the Phase 3 clinical study. After discussion with the FDA, the companies recently elected to drop the 32-case interim analysis and conduct the first interim analysis at a minimum of 62 cases. Upon the conclusion of those discussions, the evaluable case count reached 94 and the DMC performed its first analysis on all cases.

The case split between vaccinated individuals and those who received the placebo indicates a vaccine efficacy rate above 90%, at seven days after the second dose. This means that protection is achieved 28 days after the initiation of the vaccination, which consists of a 2-dose schedule. As the study continues, the final vaccine efficacy percentage may vary. The DMC has not reported any serious safety concerns and recommends that the study continues to collect additional safety and efficacy data as planned. The data will be discussed with regulatory authorities worldwide.

“Today is a great day for science and humanity. The first set of results from our Phase 3 COVID-19 vaccine trial provides the initial evidence of our vaccine’s ability to prevent COVID-19,” said Dr. Albert Bourla, Pfizer Chairman and CEO. “We are reaching this critical milestone in our vaccine development program at a time when the world needs it most with infection rates setting new records, hospitals nearing over-capacity and economies struggling to reopen. With today’s news, we are a significant step closer to providing people around the world with a much-needed breakthrough to help bring an end to this global health crisis. We look forward to sharing additional efficacy and safety data generated from thousands of participants in the coming weeks.”

“I want to thank the thousands of people who volunteered to participate in the clinical trial, our academic collaborators and investigators at the study sites, and our colleagues and collaborators around the world who are dedicating their time to this crucial endeavor,” added Bourla. “We could not have come this far without the tremendous commitment of everyone involved.”

“The first interim analysis of our global Phase 3 study provides evidence that a vaccine may effectively prevent COVID-19. This is a victory for innovation, science and a global collaborative effort,” said Prof. Ugur Sahin, BioNTech Co-founder and CEO. “When we embarked on this journey 10 months ago this is what we aspired to achieve. Especially today, while we are all in the midst of a second wave and many of us in lockdown, we appreciate even more how important this milestone is on our path towards ending this pandemic and for all of us to regain a sense of normality. We will continue to collect further data as the trial continues to enroll for a final analysis planned when a total of 164 confirmed COVID-19 cases have accrued. I would like to thank everyone who has contributed to make this important achievement possible.”

The Phase 3 clinical trial of BNT162b2 began on July 27 and has enrolled 43,538 participants to date, 38,955 of whom have received a second dose of the vaccine candidate as of November 8, 2020. Approximately 42% of global participants and 30% of U.S. participants have racially and ethnically diverse backgrounds. The trial is continuing to enroll and is expected to continue through the final analysis when a total of 164 confirmed COVID-19 cases have accrued. The study also will evaluate the potential for the vaccine candidate to provide protection against COVID-19 in those who have had prior exposure to SARS-CoV-2, as well as vaccine prevention against severe COVID-19 disease. In addition to the primary efficacy endpoints evaluating confirmed COVID-19 cases accruing from seven days after the second dose, the final analysis now will include, with the approval of the FDA, new secondary endpoints evaluating efficacy based on cases accruing 14 days after the second dose as well. The companies believe that the addition of these secondary endpoints will help align data across all COVID-19 vaccine studies and allow for cross-trial learnings and comparisons between these novel vaccine platforms. The companies have posted an updated version of the study protocol at https://www.pfizer.com/science/coronavirus.

Pfizer and BioNTech are continuing to accumulate safety data and currently estimate that a median of two months of safety data following the second (and final) dose of the vaccine candidate – the amount of safety data specified by the FDA in its guidance for potential Emergency Use Authorization – will be available by the third week of November. Additionally, participants will continue to be monitored for long-term protection and safety for an additional two years after their second dose.

Along with the efficacy data generated from the clinical trial, Pfizer and BioNTech are working to prepare the necessary safety and manufacturing data to submit to the FDA to demonstrate the safety and quality of the vaccine product produced. Based on supply projections, we expect to supply globally up to 50 million vaccine doses in 2020 and manufacture up to 1.3 billion doses in 2021. Pfizer and BioNTech plan to submit data from the full Phase 3 trial for scientific peer-review publication.

About Pfizer: Breakthroughs That Change Patients’ Lives

At Pfizer, we apply science and our global resources to bring therapies to people that extend and significantly improve their lives. We strive to set the standard for quality, safety and value in the discovery, development and manufacture of health care products, including innovative medicines and vaccines. Every day, Pfizer colleagues work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Consistent with our responsibility as one of the world's premier innovative biopharmaceutical companies, we collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world. For more than 150 years, we have worked to make a difference for all who rely on us. We routinely post information that may be important to investors on our website at www.Pfizer.com. In addition, to learn more, please visit us on www.Pfizer.com and follow us on Twitter at @Pfizer and @Pfizer News, LinkedIn, YouTube and like us on Facebook at Facebook.com/Pfizer.

Pfizer Disclosure Notice

The information contained in this release is as of November 9, 2020. Pfizer assumes no obligation to update forward-looking statements contained in this release as the result of new information or future events or developments.

This release contains forward-looking information about Pfizer’s efforts to combat COVID-19, the collaboration between BioNTech and Pfizer to develop a potential COVID-19 vaccine, the BNT162 mRNA vaccine program, and modRNA candidate BNT162b2 (including qualitative assessments of available data, potential benefits, expectations for clinical trials, anticipated timing of clinical trial readouts and regulatory submissions and anticipated manufacturing, distribution and supply), that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preliminary and interim data, (including the Phase 3 interim data that is the subject of this release), including the possibility of unfavorable new preclinical or clinical trial data and further analyses of existing preclinical or clinical trial data; the risk that clinical trial data are subject to differing interpretations and assessments, including during the peer review/publication process, in the scientific community generally, and by regulatory authorities; whether and when data from the BNT162 mRNA vaccine program will be published in scientific journal publications and, if so, when and with what modifications; whether regulatory authorities will be satisfied with the design of and results from these and future preclinical and clinical studies; whether and when any biologics license and/or emergency use authorization applications may be filed in any jurisdictions for BNT162b2 or any other potential vaccine candidates; whether and when any such applications may be approved by regulatory authorities, which will depend on myriad factors, including making a determination as to whether the vaccine candidate’s benefits outweigh its known risks and determination of the vaccine candidate’s efficacy and, if approved, whether it will be commercially successful; decisions by regulatory authorities impacting labeling, manufacturing processes, safety and/or other matters that could affect the availability or commercial potential of a vaccine, including development of products or therapies by other companies; disruptions in the relationships between us and our collaboration partners or third-party suppliers; risks related to the availability of raw materials to manufacture a vaccine; challenges related to our vaccine candidate’s ultra-low temperature formulation and attendant storage, distribution and administration requirements, including risks related to handling after delivery by Pfizer; the risk that we may not be able to successfully develop non-frozen formulations; the risk that we may not be able to create or scale up manufacturing capacity on a timely basis or have access to logistics or supply channels commensurate with global demand for any potential approved vaccine, which would negatively impact our ability to supply the estimated numbers of doses of our vaccine candidate within the projected time periods indicated; whether and when additional supply agreements will be reached; uncertainties regarding the ability to obtain recommendations from vaccine technical committees and other public health authorities and uncertainties regarding the commercial impact of any such recommendations; and competitive developments.

A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission and available at www.sec.gov and www.pfizer.com.

About BioNTech

Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bi-specific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Bayer Animal Health, Genentech, a member of the Roche Group, Regeneron, Genevant, Fosun Pharma, and Pfizer. For more information, please visit www.BioNTech.de.

BioNTech Forward-looking Statements

This press release contains “forward-looking statements” of BioNTech within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, statements concerning: BioNTech’s efforts to combat COVID-19; the collaboration between BioNTech and Pfizer to develop a potential COVID-19 vaccine; our expectations regarding the potential characteristics of BNT162b2 in our Phase 2/3 trial and/or in commercial use based on data observations to date; the expected timepoint for additional readouts on efficacy data of BNT162b2 in our Phase 2/3 trial; the nature of the clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; the timing for submission of data for, or receipt of, any potential Emergency Use Authorization; the timing for submission of manufacturing data to the FDA; and the ability of BioNTech to supply the quantities of BNT162 to support clinical development and, if approved, market demand, including our production estimates for 2020 and 2021. Any forward-looking statements in this press release are based on BioNTech current expectations and beliefs of future events, and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the ability to meet the pre-defined endpoints in clinical trials; competition to create a vaccine for COVID-19; the ability to produce comparable clinical or other results, including our stated rate of vaccine effectiveness and safety and tolerability profile observed to date, in the remainder of the trial or in larger, more diverse populations upon commercialization; the ability to effectively scale our productions capabilities; and other potential difficulties. For a discussion of these and other risks and uncertainties, see BioNTech’s Annual Report on Form 20-F filed with the SEC on March 31, 2020, which is available on the SEC’s website at www.sec.gov. All information in this press release is as of the date of the release, and BioNTech undertakes no duty to update this information unless required by law.

Pfizer Contacts:

Media Relations

Amy Rose

+1 (212) 733-7410

Amy.Rose@pfizer.com

Investor Relations

Chuck Triano

+1 (212) 733-3901

Charles.E.Triano@Pfizer.com

BioNTech Contacts:

Media Relations

Jasmina Alatovic

+49 (0)6131 9084 1513 or +49 (0)151 1978 1385

Media@biontech.de

Investor Relations

Sylke Maas, Ph.D.

+49 (0)6131 9084 1074

Investors@biontech.de

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